FROST BROWN TODD LLC

Attorneys

Kentucky · Ohio · Indiana · Tennessee

July 17, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Todd K. Schiffman
Assistant Director

Re:	Porter Bancorp, Inc.
Amendment No. 3 to Registration Statement on Form S-1
(File No. 333-133198)
Response to SEC Comments

Dear Mr. Schiffman:

On behalf of Porter Bancorp, Inc. (“Porter”), we hereby submit the following responses to the comments in the letter from the Commission’s staff dated July 3, 2006.

General

Comment:

1.	We note various references to Mr. Porter and Ms. Bouvette owning “more than 50%” of your stock. Please revise each of these references to disclose the actual percentage owned.

Response:

We have revised each of the references to Mr. Porter and Ms. Bouvette owning “more than 50%” of the stock to disclose the actual percentage owned, with one exception. The exception is in the discussion of the Nasdaq corporate governance rules, because the controlling shareholder exemption is predicated on ownership of more than 50% of the voting shares.

Comment:

2.	As we requested in comment 11 of our letter to you dated June 15, 2006, please revise each of your references to non-voting common stock throughout the filing to state that this stock is automatically convertible into voting stock. Please provide an explanation of the conversion terms as appropriate.

Response:

We have revised the prospectus to use the term “convertible non-voting common stock” uniformly. We have also made revisions in numerous places to explain the terms on which the non-voting common stock converts to voting common stock. In circumstances where we provide a general description of the rights of our classes of stock, we also provide an expanded description of all circumstances in which the conversion occurs. In most instances, we have stated that the conversion will occur automatically immediately before the initial public offering because, in context, that is the conversion event most directly applicable and material to prospective investors.

Overview, page 1

Comment:

3.	We note your responses to comment 1 of our letter to you dated June 15, 2006. Please disclose any relationship between Mr. Porter and Ms. Bouvette and disclose the actual percentage beneficially owned by each. Please disclose the percentage beneficially owned by Mr. Porter’s brother and by officers and directors as a group.

Response:

In the Overview section on page 1 we have provided factual disclosure for each of the four items identified in the comment.

History and Growth, page 1

Comment:

4.	Please disclose that on December 31, 2005, approximately four months before you filed your registration statement, you paid Mr. Porter, Ms. Bouvette and Mr. Porter’s brother over 872,000 shares of your common stock based upon a value of $25.50 per share, in three separate related party transactions. As we requested in comment 10 of our letter dated June 16, 2006, once you have determined the estimated initial public offering price of your common stock, please identify, using bullet points, each of the significant factors contributing to the differences between your estimated IPO price per share and price you established on December 31, 2005.

Response:

We have added disclosure to state the number of shares and the $25.50 value per share of the shares issued to J. Chester Porter, Maria Bouvette and William Porter in the three December 31, 2005 transactions.

We have added under “Certain Relationships and Related Transactions” on page 92 a list of reasons why we believe that the valuation of our convertible non-voting common stock and the valuations used to determine the prices paid to acquire the interests of other shareholders in our partially owned subsidiaries in December 2005 should not be relied upon to evaluate our offering price.

The staff is supplementally advised that the valuations of the convertible non-voting common stock and of BBA in connection with the consolidation of BBA did not have a material impact on the pro forma ownership levels in Porter Bancorp for J. Chester Porter and Maria Bouvette. The table attached as an appendix to this letter is included to illustrate this point, but is not meant to be a reflection of the actual valuations of the respective companies. As disclosed in the prospectus, Mr. Porter and Ms. Bouvette owned 100% of Porter Bancorp before Porter Bancorp’s consolidation of the minority interest of BBA. Immediately before the acquisition, Porter Bancorp owned 25% of BBA, Mr. Porter and Ms. Bouvette owned an aggregate of 35% of BBA and William Porter owned 40% of BBA. Porter Bancorp acquired the remaining 75% interest in BBA for a combination of cash and stock consideration. The table sets forth the pro forma ownership that J. Chester Porter and Maria Bouvette would retain in Porter Bancorp as a result of the BBA acquisition at a range of pre-consolidation valuations for both Porter Bancorp and BBA. The table does not illustrate the effect of any sale of shares of Porter Bancorp common stock by Porter Bancorp, Mr. Porter or Ms. Bouvette in the IPO or the determination of the market value of the Porter Bancorp common stock by investors in connection with the IPO.

As demonstrated in the table, the economic impact on J. Chester Porter and Maria Bouvette resulting from Porter Bancorp’s acquisition of the minority interest in BBA varies only nominally for any values that may have been ascribed to Porter Bancorp and BBA, respectively. For example, if both Porter Bancorp and BBA had been valued at the lowest end of the range presented in the table, then Mr. Porter and Ms. Bouvette would have ended up with a pro forma ownership of the consolidated entity of only 93.8%. In comparison, if both Porter Bancorp and BBA had been valued at the highest end of range presented here, then Mr. Porter and Ms. Bouvette would have retained more (96.2%) of the consolidated entity. As a result, the total value received by J. Chester Porter and Maria Bouvette in the acquisition is substantially the same regardless of what values were ascribed to Porter Bancorp and BBA.

Comment:

5.	As we requested in comment 2 of our letter to you dated June 15, 2006 please revise this section as follows:
•	disclose actual results, not compound annual growth since your growth has not been constant each year;
•	disclose data for interest income and interest expense; and
•	substantiate your claim that you have “experienced substantial net income …growth” by providing data regarding net income and by disclosing that because of your subchapter S status you were not subject to income taxes and that in the future you will be subject to a tax of 34 percent and your net income will be reduced accordingly.

Response:

In the History and Growth section page 1, we have revised the disclosure to include a table providing year-over-year growth percentages from 2001 through 2005 for each of the four items previously listed plus net interest income after provision for loan losses. Net interest income after provision for loan losses reflects changes in both interest income and interest expense during the period.

We have also added a paragraph to quantify net income growth and to disclose that Porter Bancorp will be subject to higher income tax rates as a result of the termination of its S corporation election and the S corporation election by one of its four subsidiary banks. We note that the three other bank subsidiaries were C corporations before December 31, 2005 which reduces the overall impact of the termination of the S elections.

Risks Relating to This Offering, page 17

Comment:

6.	We note your response to comment 5 of our letter to you dated June 15, 2006. As we requested clarify, on page 17, whether they will in fact have control by, for instance, replacing the terms “controlling influence” on the fifth line with “control” and replacing “may” on the sixth line with “will.” Please explain, using examples, of the actions that they can take unilaterally without the approval of other shareholders. Please make similar revisions to the discussion on pages 79-80.

Response:

We have amended the risk factor on page 17 and the discussion on page 79 in response to the second sentence of the comment.

We have included the number of shares we anticipate will be sold by Porter Bancorp and the selling shareholders in the offering. Based on the anticipated number of shares to be sold, as reflected in the beneficial ownership table, we anticipate that all of the directors and officers as a group, together with William Porter, the Chairman of the Board’s brother, will beneficially own 73.6% of the outstanding shares after completion of the offering and approximately 71.4% of the outstanding shares if the underwriters’ over-allotment is fully exercised. This is less than the 80% required under Kentucky law for shareholders to take action unilaterally by consent without a shareholder vote. Accordingly, we have not revised the disclosure.

Comment:

7.	We note your response, on page 18, to comment 6 of your letter dated June 16, 2006 addressing your exemption from Nasdaq corporate governance rules. Please revise this disclosure as follows:
•	list all Nasdaq requirements that you may elect not to comply with;
•	identify those that you currently will not comply with and note that you can change your mind at any time without stockholder consent;

•	revise your statement in the third paragraph that “a majority of our directors are independent directors” to indicate whether they were selected by Mr. Porter and Ms. Bouvette.

Please make similar change in your discussion on pages 78-80.

Response:

On page 18 and pages 78-80 we have revised the disclosure to clarify that all the Nasdaq requirements that the company may elect not to comply with have been listed. We have also clarified that our board can choose at any time to no longer comply with those requirements that are voluntary for a controlled company. We have also disclosed in the risk factor that all of our current independent directors were selected by Mr. Porter and Ms. Bouvette and added an additional statement to that effect on page 80.

Comment:

8.	We note your response, on page 19, to comment 6 of our letter dated June 16, 2006 addressing dilution. As we requested, clarify whether “some” or all existing shareholders paid less than your offering price. In addition, please disclose the price paid or assumed, the fact that your Chairman and CEO and their family entities received over 872,000 shares of the stock at $25.50 and the date of the sale.

Response:

In the dilution risk factor on page 20 we have added a statement setting forth the number and per share value of the shares issued in the three bank mergers on December 31, 2005, including those issued to insiders and William Porter, the Chairman of the Board’s brother. Otherwise, all of our shares were issued in connection with the initial capitalization of Porter Bancorp almost twenty years ago by our Chairman of the Board and our CEO or in subsequent capital infusions in connection with bank acquisitions over the course of two decades of operations. For that reason, attempting to translate that history into an amount per share “paid” by some or all of our existing shareholders would be difficult and would not yield information that that we believe would be materially useful to potential investors in evaluating our offering.

Potential Consequences of Control on Corporate Governance, page 79

Comment:

9.	We note your response, on page 79, to comment 7 of our letter dated June 16, 2006 addressing dilution. Please revise this section as follows:
•	as we requested, revise the caption to include the concept of control of the Board and the Company by Mr. Porter and Ms. Bouvette and Mr. Porter’s brother;
•	as we requested, disclose, in the third paragraph on page 80, that each of your directors was selected by Mr. Porter and Ms. Bouvette; and
•	disclose those actions that can be taken by written consent of Mr. Porter, Ms. Bouvette, Mr. Porter’s brother and the directors and officers without prior notice to shareholders.

Response:

We have revised this section as follows:

•	We have revised the caption to “Potential Consequences of Control by Management on Corporate Governance”;
•	We have added to the third paragraph on page 80 an additional statement that the directors were selected by Mr. Porter and Ms. Bouvette; and
•	We have not changed the disclosure with respect to the actions that can be taken by written consent without the approval of shareholders because we anticipate that all of the directors and officers as a group, together with William Porter, the Chairman of the Board’s brother will own approximately 73.6% of the outstanding shares after completion of the offering, less than the 80% required by Kentucky law for shareholders to take action unilaterally.

Certain Relationships and Related Transactions, page 88

Comment:

10.	As we requested in comment 10 of our letter dated June 16, 2006, once you have determined the estimated initial public offering price of your common stock, please provide detailed analysis of the reasons for the differences between the IPO price and the price of $25.50 which you used on December 31, 2005, as the basis for selling stock to your Chairman, CEO, CFO and other related parties.

Response:

Please see our response to Comment 4. We have also provided additional detail on pages 89-90 about how the $25.50 per share value of the Porter convertible non-voting common stock was determined.

Comment:

11.	We note your response, on page 88, to comment 9 of our letter dated June 16, 2006 relating to the three related party transactions. As we requested, please provide more detailed disclosure including but not limited to the following:
•	as we requested, disclose, in each of the three subsections the amount and percentage of stock owned by related parties and identify each of them by name and by relationship;
•	disclose the price per share originally paid by the related parties for their interest in each of the three entities and the date of the original purchase;
•	disclose the price per share that you paid and when you paid it for the interest that you had before the reorganization in each of the three entities;
•	disclose, on page 88, how much of the minority interest in Ascencia was beneficially owned by related parties;
•	provide detailed disclosure and quantitative data, on page 88, in separate paragraphs the basis on which you determined to pay related parties 1.90 times book value for their aggregate one third interest in each of Ascencia and mammoth and disclose the procedures utilized and disclose whether or not you obtained an appraisal of these shares;
•	provide more detail as to the basis for paying 2.75 times book value to your Chairman and CEO for BBA and only 1.9 for Ascencia and Mammoth;
•	explain or delete your claim, in the first full paragraph on page 89, that the negotiations for each of the transactions were “arms length;” in light of the interests and roles of your Chairman, CEO, CFO and Chairman’s brother on both sides of each transaction;
•	provide substantially more detail, on page 89, regarding the basis for your determination that on December 31, 2005 your stock was worth $25.50 per share including the aggregate value of the company, the multiple of book value used to determine the price, the methodology utilized and the comparable data utilized;
•	as we requested disclose, on page 89, whether the “independent regional investment banking and consulting firm had any relationship, direct or indirect, with any of the related parties or any entities with which they are affiliated;
•	as we requested, revise your statement, on page 89, that federal and state bank regulatory authorities “approved” the financial and other terms of each of the three transactions to explain the limited nature of the “approval;” and
•	provide us with a copy of the fairness opinion, to which you refer on pages 89 and 90 and a copy of the proxy statement and placement memorandum to which you refer on page 90.

Response:

With respect to the disclosure about the three related party transactions on December 31, 2005:

•	We have revised the first paragraph under “Reorganization” to state the position with Porter Bancorp or the relationship of each of the related parties named in that paragraph and in the paragraphs describing the individual mergers.
•	In the other two subsections, we have added additional information about the related parties.

•	The staff is supplementally advised that J. Chester Porter, Maria Bouvette and William Porter incorporated BBA and Mammoth more than twenty years ago to acquire two banks. During the intervening twenty years of operational changes and capital investment and expenditures, the financial condition and operations of those banks have substantially improved. Porter Bancorp established Ascencia as a de novo operation in 1999. Accordingly, attempting to determine a “price” at which Porter Bancorp, J. Chester Porter, Maria Bouvette and William Porter originally acquired their interests in those entities would be very difficult and we believe would not provide information that we believe would be materially useful to prospective investors in evaluating our offering.
•	We have revised the description of the Ascencia transaction to state how much of the minority interest in Ascencia was beneficially owned by the related parties.
•	We have provided additional information concerning the price paid for the minority interests of the related parties in Ascencia and Mammoth, including that no appraisal was obtained for the shares.
•	We have added additional information concerning the price paid for the interests of the related parties in BBA.
•	We have deleted the reference to “arms length”.
•	We have added additional detail concerning the $25.50 valuation of our shares as of December 31, 2005.
•	We have revised the disclosure to state that Professional Bank Services had no direct or indirect relationship with any of the related parties or the entities with which they are affiliated.
•	We have deleted the reference to the federal and state bank regulatory approvals.
•	We have provided supplementally a copy of the fairness opinion and a copy of the proxy statement and private placement memorandum.

* * * * * * * *

On behalf of Porter, we hereby submit the following responses to the comments in the letter from the Commission’s staff dated July 10, 2006.

Certain Relationships and Related Party Transactions

Comment:

1.	We note your response to comment 10 from our letter dated June 15, 2006. Given the related party nature of the December 2005 minority interest acquisitions and the fact that different valuation methodologies were used to set the IPO price as compared to the $25.50 value assigned to convertible non-voting shares, we continue to believe that a discussion of relevant factors considered in the valuation of each share issuance would be relevant to investors. Please revise to include the following disclosures:
•	Discussion of each significant factor contributing to the difference between your estimated IPO price per share and the fair value per share of your convertible non-voting common stock at the time you acquired the minority interests of Ascencia, BBA, and Mammoth ($25.50 per share);
•	The valuation alternative (market, income, or asset approach) selected to determine the fair value of each minority interest acquired; and
•	Reasons why management chose not to obtain contemporaneous valuations by an unrelated valuation specialist for the acquisitions of the minority interests of BBA and Mammoth.

Response:

Please see our response to comment 4 above. We have also provided additional detail on pages 89-90 about how the $25.50 per share value of the Porter convertible non-voting common stock was determined.

We believe the revised disclosure clarifies that the historical earnings of the subsidiary banks and the growth potential of their respective markets were the significant factors in the determination of the acquisition prices of BBA and Mammoth. We have chosen not to characterize this as a specific valuation approach because the use of such a term could imply a methodology defined by professional valuation standards was employed.

With respect to the Ascencia transaction, we have described the financial analyses used by Professional Bank Services in advising the shareholder committee in connection with the negotiation of the purchase price for the minority Ascencia interests.

We have revised the “Certain Relationships and Related Party Transactions” section to disclose why management and the other parties to the transactions chose not to obtain contemporaneous valuations by an unrelated valuation specialist for the acquisitions of the minority interests of BBA and Mammoth.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-20

Comment:

2.	We note your response to comment 14 from our letter dated June 15, 2006. Please tell us the accounting literature that you relied upon to support your decision to account for convertible non-voting shares in the same manner as voting shares despite the difference in rights (and therefore, likely a difference in values) attributable to each type of common stock.

Response:

The rights of Porter Bancorp’s convertible non-voting common stock and its voting common stock differ only with respect to the right to vote in the election of directors and other governance matters. The non-voting and voting shares have identical dividend, liquidation and other economic rights. Under Kentucky law, the rights of the convertible non-voting shares cannot be adversely changed without the affirmative vote of the holders of a majority of the outstanding shares of that class. The convertible non-voting shares convert to voting shares when the company converts from a privately held corporation to a publicly traded company through an initial public offering.

Management believes that if shares with full voting rights had been issued to acquire the other interests in the three partially owned subsidiaries, the additional voting power acquired by the minority shareholders would have been nominal and would not have provided any material value to them. Assuming that only voting shares had been issued, Mr. Porter and Ms. Bouvette would have owned 5,538,815 shares or 87.5% of the 6,332,047 shares outstanding on December 31, 2005. The company does not have cumulative voting, so the 12.5% minority would not have been able to elect a director opposed by Mr. Porter and Ms. Bouvette. Moreover, Kentucky law permits holders of 80% or more of the outstanding shares to take action by written consent without advance notice to the other shareholders. Therefore, even if the company had issued only voting shares, Mr. Porter and Ms. Bouvette would have had the voting power to take action unilaterally, bypassing the formality of conducting shareholder meetings entirely. That essentially is the same position of the minority shareholders as holders of convertible non-voting shares.

As stated in our response to comment 4 below, the BBA and Mammoth transactions have been accounted for as a merger of entities under common control, and therefore have been recorded at historical cost. As it relates to the non-voting common stock issued to acquire the remaining interests of Ascencia, management evaluated APB Opinion No. 25 and the SEC staff accounting guidance on nominal issuances of stock prior to an IPO. The convertible non-voting common stock issued on December 31, 2005 converts to voting common stock upon completion of an initial public offering by the Company. Currently, the public offering price of the voting stock is anticipated not to be materially different from the $25.50 value of the non-voting common stock issued in connection with the Ascencia transaction. If the offering price is ultimately more than $25.50, we will evaluate the potential accounting impact related to the convertible non-voting stock at that time.

Comment:

3.	As a related matter, please tell us the business purpose for issuing convertible non-voting shares in connection with you minority interest acquisition of BBA, Inc and Ascencia Bancorp, Inc. Please specifically address why convertible non-voting common stock were issued if those shares are convertible into voting common stock upon the completion of your public offering, which was likely contemplated at the time the convertible non-voting shares were issued in December 2005.

Response:

The business reason for the company’s decision to issue convertible non-voting common stock in the transactions to acquire the other interests in its three partially owned subsidiaries was principally to adopt an efficient governance structure for so long as the company remained a closely held company whose minority shareholders owned a comparatively small percentage of the outstanding shares. As noted in the response to the preceding comment 3, the minority shareholders would not have had sufficient voting power to elect a director or change the outcome of any matter submitted for shareholder approval. Even if the company had issued voting shares to acquire the minority interests, Mr. Porter and Ms. Bouvette would have retained sufficient voting power to bypass the formality of conducting shareholder meetings entirely. The conversion feature allowed those shareholders who had invested in Ascencia in December 1999 and the Chairman’s brother, William Porter, to obtain the benefit of greater liquidity when a trading market for the company’s shares was established.

Note 17 – Business Combination, page F-37

Comment:

4.	We note your response to comment 18 from our letter dated June 15, 2006, however, we are unable to agree with your determination that the acquisition of a 41% interest in BBA from the William G. Porter Revocable Trust should be accounted for at fair value. As described in EITF 02-5, we believe common control exists between immediate family members holding more than 50% of the voting ownership interest of each entity. You have asserted that there is no agreement as to how William Porter votes, holds or sells his shares and provided examples of instances where he chose to no longer participate in certain acquisitions. However, given the fact that William Porter had substantial equity interests in subsidiaries consolidated into Porter Bancorp, that he and J. Chester Porter own other non-consolidated banking entities together, and William Porter continues to participate in management service agreements with the controlling shareholders of Porter Bancorp, it appears that common control exists. Please restate your financial statements to account for this transaction at historical cost and revise your filing accordingly or provide persuasive evidence supporting your accounting treatment.

Response:

Porter Bancorp has included revised financial statements to account for the BBA and Mammoth transactions at historical cost.

* * * * * * * *

The written acknowledgement of Porter Bancorp, Inc. to the other matters raised in your comment letter accompanies this letter.

Please call me (telephone 502.568.0277) or my colleague C. Bradford Harris (telephone 859.244.3262) if you have any questions.

Sincerely, FROST BROWN TODD LLC

By:	/s/ Alan K. MacDonald
Alan K. MacDonald, Member

Pro Forma Ownership of Chester and Maria in Porter Bancorp after the Consolidation of BBA

			Total BBA Valuation (in thousands) and per Share Valuation
			$28,750	$30,750	$32,750	$34,750	$36,750	$38,750	$40,750	$42,750	$44,750	$46,750
			$28.75	$30.75	$32.75	$34.75	$36.75	$38.75	$40.75	$42.75	$44.75	$46.75
Porter Bancorp Stand - Alone Valuation (in thousands) and per Share Valuation	$57,500	$11.50	93.8%	93.5%	93.2%	92.8%	92.5%	92.2%	91.9%	91.6%	91.3%	91.1%
	67,500	13.50	94.6%	94.3%	94.0%	93.7%	93.4%	93.1%	92.8%	92.6%	92.3%	92.1%
	77,500	15.50	95.2%	94.9%	94.6%	94.3%	94.1%	93.8%	93.6%	93.3%	93.1%	92.8%
	87,500	17.50	95.6%	95.4%	95.1%	94.9%	94.6%	94.4%	94.2%	93.9%	93.7%	93.5%
	97,500	19.50	96.0%	95.8%	95.6%	95.3%	95.1%	94.9%	94.7%	94.4%	94.2%	94.0%
	107,500	21.50	96.4%	96.1%	95.9%	95.7%	95.5%	95.3%	95.1%	94.9%	94.7%	94.5%

	117,500	23.50	96.6%	96.4%	96.2%	96.0%	95.8%	95.6%	95.4%	95.2%	95.1%	94.9%
	127,500	25.50	96.9%	96.7%	96.5%	96.3%	96.1%	95.9%	95.7%	95.6%	95.4%	95.2%
	137,500	27.50	97.1%	96.9%	96.7%	96.5%	96.4%	96.2%	96.0%	95.8%	95.7%	95.5%
	147,500	29.50	97.3%	97.1%	96.9%	96.7%	96.6%	96.4%	96.2%	96.1%	95.9%	95.8%
	157,500	31.50	97.4%	97.2%	97.1%	96.9%	96.8%	96.6%	96.5%	96.3%	96.2%	96.0%
	167,500	33.50	97.6%	97.4%	97.2%	97.1%	96.9%	96.8%	96.6%	96.5%	96.4%	96.2%

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Todd K. Schiffman
Assistant Director

Re:	Porter Bancorp, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-133198

Porter Bancorp, Inc. hereby acknowledges that:

1.	Porter Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in its registration statement;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the registration statement; and

3.	Porter Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PORTER BANCORP, INC.

By:	/s/ Maria L. Bouvette
Maria L. Bouvette, President & CEO

Date:	July 17, 2006